Pembina Pipeline Corporation Announces Pembina Gas Infrastructure’s Acquisition of Working Interests From Whitecap Resources and New Long-term Agreements
All financial figures are approximate and in Canadian dollars unless otherwise noted.
CALGARY, ALBERTA, July 2, 2024 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is pleased to announce that Pembina Gas Infrastructure Inc. (“PGI”), a premier gas processing entity in Western Canada jointly owned by Pembina and KKR, has entered into a purchase and sale agreement with Whitecap Resources Inc. ("Whitecap") to acquire a 50 percent working interest in Whitecap’s 15-07 Kaybob Complex (the “Kaybob Complex”) as well as executed an agreement to support the future infrastructure development for Whitecap’s Lator growth area (the “Transaction”). Gross proceeds related to the Transaction are $420 million ($252 million, net to Pembina).
“Our ability to provide unique and value-added solutions to support Whitecap's development in both the Montney and Duvernay demonstrates our leading advantage and is why our customers choose us. These plays have significant growth potential, and we are proud to be Whitecap’s infrastructure partner,” said Chris Rousch, PGI’s President & Chief Executive Officer. “The Transaction further demonstrates the ability for Pembina’s integrated value chain to meet the growth demands of our customers.”
Transaction Details
•PGI will acquire a 50 percent working interest in the Kaybob Complex, which includes natural gas processing capacity of 165 million cubic feet per day and condensate stabilization capacity of 15,000 barrels per day; Whitecap will retain operatorship of the assets. In turn, Whitecap will enter into a long-term take-or-pay agreement for PGI’s capacity in the Kaybob Complex and will commit to an area of dedication to PGI for all volumes Whitecap produces out of the area.
•PGI has agreed to fund Whitecap’s Lator area development, including a new battery and gathering lateral (the “Lator Infrastructure”), which PGI will own. In exchange, Whitecap has entered into long-term take-or-pay agreements with PGI for priority access to the Lator Infrastructure. In addition, the Lator area development includes an area of dedication to PGI for all volumes Whitecap produces out of the area.
•Whitecap has entered into additional long-term take-or-pay contracts with PGI at the Musreau gas plant within the Cutbank Complex (“Musreau”) and the K3 gas plant.
•In addition to PGI’s transaction, Pembina has signed a combination of new and extended long-term integrated transportation, fractionation, and marketing services agreements with Whitecap, including a dedication of future growth volumes from Whitecap's Kaybob and Lator developments.
Strategic Benefits
•Further Aligns PGI and Pembina with a Strong Growth Company: Whitecap is a Western Canadian Montney and Duvernay producer with an exceptional track record of growth.
•Enhanced Asset Utilization: The Transaction will increase volumes at PGI’s Musreau and K3 facilities, utilizing existing white space.
•Increased Volume Capture: The Lator Lateral will connect PGI’s Musreau facility into the Lator area, enhancing PGI’s potential to capture further volumes.

•Strong Contractual Protections: The existing assets and further infrastructure development will be underpinned by an area-of-dedication and long-term take-or-pay agreements.
•Benefits Full Pembina Value Chain: In addition to the acquired infrastructure and future development within PGI, there are added benefits across Pembina’s integrated value chain. A combination of new and extended long-term transportation, fractionation, and marketing services agreements, and dedication of future growth, will support higher utilization on Pembina’s Peace Pipeline and at the Redwater Complex, including RFS IV, which is currently being constructed. Further, the arrangement for Whitecap's Lator development includes deep cut processing and ethane-plus NGL transportation and fractionation, which supports Pembina's ethane supply commitments.
Transaction Funding
The Transaction will initially be funded using PGI’s existing credit facility.
Closing
Closing is expected to occur in the third quarter of 2024 and is subject to the satisfaction or waiver of customary closing conditions, including all required regulatory approvals.

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For further information:

Pembina Investor Relations
(403) 231-3156
1-855-880-7404
investor-relations@pembina.com
www.pembina.com

Forward-Looking Information and Statements
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina’s, current expectations, estimates, projections, and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking pertaining to, without limitation, the following: (i) the terms and conditions of the Transaction, including with respect to PGI’s acquisition of working interests in certain assets, entering into new agreements with Whitecap including related to areas of dedication, transportation, fractionation, and marketing services, and the funding of Lator Infrastructure; (ii) the strategic benefits of the Transaction; (iii) the funding of the Transaction; and (iv) the anticipated timing of closing of the Transaction.
The forward-looking statements are based on certain assumptions that Pembina have made in respect thereof as at the date of this news release regarding, among other things: prevailing commodity prices, margins and exchange rates; that Pembina’s financial results will be consistent with management expectations; the availability and sources of capital; estimated operating and development costs; utilization rates and future demand for services; the ability to reach required commercial agreements; and the ability to obtain required regulatory approvals and to comply with the conditions thereof.
Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contract counterparties; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation; the ability of Pembina or PGI to acquire or develop the necessary infrastructure in respect of the Transaction; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels; constraints on, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 22, 2024 for the year ended December 31, 2023, and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Neither the Haisla Nation nor Pembina undertakes any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.